UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Eagle Mountain Gold Corp.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

British Columbia, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Goldsource Mines Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

26969R
(CUSIP Number of Class of Securities (if applicable))

Dorsey & Whitney LLP

Attn: Jason K. Brenkert

1400 Wewatta Street, Suite 400

Denver, Colorado 80202-5649

Telephone: (303) 629-3400

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 29, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.            Home Jurisdiction Documents

(a)	The following documents have been delivered to holders of securities of, or published in the home jurisdiction of Eagle Mountain Gold Corp. and were required to be disseminated to U.S. security holders or published in the United States

Exhibit 1.1 Notice of Special Meeting of Shareholders and Information Circular

(b)

Not applicable.

Item 2.            Informational Legends

The required legends are included under the heading “Notice to United States Shareholders” on the page 8 of the Information Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Exhibit 2.1	Material Change Report of Goldsource Mines Inc. dated December 5, 2013

Exhibit 2.2	Letter Agreement between Goldsource Mines Inc. and Eagle Mountain Gold Corp. dated December 25, 2013

(2)

None.

PART III

CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Goldsource Mines Inc. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDSOURCE MINES INC.

By:	/s/ Barney Magnusson
Name:	Barney Magnusson
Title:	Chief Financial Officer

Dated: January 30, 2014